SEC FILE NUMBER: 001-36474

CUSIP NUMBER: 98954L 103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Zhaopin Limited

Full Name of Registrant

Zhaopin.com Limited

Former Name if Applicable

5/F, Shoukai Plaza, No.10 Furong Street Wangjing

Address of Principal Executive Office (Street and Number)

Chaoyang District, Beijing 100102, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zhaopin Limited (the “Company”) has not completed its annual report on Form 20-F for the fiscal year ended June 30, 2015 (the “2015 Annual Report”). The Company anticipates to file the 2015 Annual Report on or before the extended deadline permitted under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Jianmin Guo	(86 10)	5863-5888
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the Company’s results of operations from the corresponding period for the last fiscal year are reflected in the Company’s August 18, 2015 press release announcing its financial results for the fiscal year ended June 30, 2015. This press release was furnished to the Commission on the Company’s Current Report on Form 6-K on August 19, 2015. The Company expects that the results of operations reflected in the audited financial statements for the year ended June 30, 2015 filed with the Form 20-F will be consistent with the results of operations set forth in the August 18, 2015 press release.

Forward-Looking Statements

Except for historical financial information contained or referenced herein, the statements in this notification of late filing are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, this document may contain statements, estimates or projections that constitute “forward-looking” statements as defined in other U.S. securities laws. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “plans to”, “believes,” “may,” “expects,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which the Company believes to be reasonable; however, forward-looking information by its nature involves risks and uncertainties, which are outside the Company’s control, that could significantly affect expected results. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof.

Zhaopin Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 2, 2015	By:	/s/ James Jianmin Guo
		Name:	James Jianmin Guo
		Title:	Chief Financial Officer